UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	Form 10-K	Form 20-F	Form 11-K	☑	Form 10-Q	Form 10-D	Form N-CEN	Form N-CSR

For Period Ended:	April 3, 2021

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Key Tronic Corporation
Full Name of Registrant.

Former Name if Applicable

4424 North Sullivan Road
Address of Principal Executive Office (Street and Number)

Spokane Valley, WA 99216
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Key Tronic Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended April 3, 2021 by the prescribed due date without unreasonable effort or expense.

As previously disclosed, the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) is conducting an internal investigation related to a notification from an employee regarding irregularities of the classification of inventory at a production facility. The investigation is ongoing, and the Audit Committee continues to work diligently with independent counsel and advisors to complete the investigation as soon as possible. As a result, the Company has not finalized its financial statements or its assessment of the effectiveness of its disclosure controls and procedures and any impact on its internal control over financial reporting relating to the Form 10-Q for the quarter ended December 26, 2020, as well as the Form 10-Q for the quarter ended April 3, 2021. The Company is not in a position to file its Quarterly Reports on Form 10-Q at this stage of the internal investigation and as the Company’s independent public accounting firm undertakes its required procedures. The Company expects that it will finalize its financial statements and review procedures for the second and third quarters of fiscal 2021 and file the related Quarterly Reports on Form 10-Q as soon as practicable after the conclusion of the internal investigation.

Forward-Looking Statements: Some of the statements in this notification are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, those including such words as anticipates, continues, expects, intends, similar verbs, or nouns corresponding to such verbs, which may be forward looking. Forward-looking statements also include other passages that are relevant to expected future events, performances, and actions or that can only be fully evaluated by events that will occur in the future. Forward-looking statements in this notification include, without limitation, the Company’s statements regarding its ability to file and the timing of any such filing of the Quarterly Reports on Form 10-Q and its expectations and its and others’ actions with respect to the investigation and related matters, including expected financial conditions and results. There are many factors, risks and uncertainties that could cause actual results to differ materially from those predicted or projected in forward-looking statements including, but not limited to, the findings of the ongoing investigation, related actions by the Securities and Exchange Commission (“SEC”), accountants and other third parties, finalization of the Company’s financial statements and controls review, and factors, risks, and uncertainties detailed from time to time in the Company’s SEC filings.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Brett R. Larsen, CFO	(509)	927-5500
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes			No	☑
Quarterly Report on Form 10-Q for the quarter ended December 26, 2020

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes			No	☑

Key Tronic Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 19, 2021	By:	/s/ Brett R. Larsen
Brett R. Larsen Executive Vice President of Administration, Chief Financial Officer and Treasurer